Exhibit 3

PROMISSORY NOTE

Date:	As of April 6, 2016	Amount:	Euro 177,270,733

§1.	Promise to Pay.

For value received, Hallmark Cards, Incorporated (“Hallmark”) hereby promises to pay to the order of Hallmark Cards GmbH (“HC Germany”) at such place as HC Germany may, from time to time specify in writing, the principal and interest amount outstanding under this Note, together with all fees and accrued interest no later than five (5) years from the date hereof (“Maturity Date”) and in accordance with Section 2 hereof. The initial principal amount of this Promissory Note shall be denominated in Euros as set forth above.

§2.	Interest.

§2.1 Loans provided hereunder shall bear interest at a rate equal to the LIBOR Rate for the Interest Period in effect, plus 125 basis points. The initial Interest Period will commence on the effective date hereof and end on the numerically corresponding day in the calendar month that is three months hereafter. Each subsequent Interest Period will commence immediately upon the termination of the prior Interest Period and will end on the numerically corresponding day in the calendar month that is three months thereafter. The LIBOR Rate means the London interbank offered rate administered by the ICE Benchmark Administration (or any successor) for loans denominated in Euros for a length equal to each Interest Period; provided that if any rate for Euro loans is less than zero, such rate shall be deemed to be zero for purposes of this Note.

§2.2 Interest shall be calculated on the basis of a 365 day year and the actual number of days elapsed.

§2.3 Interest shall accrue through and be paid or added to the principal at the end of each Interest Period.

§3.	Repayment and Optional Prepayment.

§3.1 Hallmark shall pay to HC Germany a single principal payment together with all accrued and unpaid interest on the Maturity Date.

§3.2 Hallmark shall have the privilege at any time and from time to time, to prepay this Note in whole or in part without premium or penalty.

§4.	Events of Default.

The following shall constitute an event of default hereunder (an “Event of Default”):

(i)	the failure of Hallmark to make any payment of principal or interest hereunder when the same is due and payable, and such failure to pay continues for a period of five (5) days or more after written notice thereof from HC Germany; or

(ii)	Hallmark or any of its subsidiaries, individually or collectively, shall fail to make any payment of principal or interest in respect of any Material Indebtedness, and such failure shall continue beyond any applicable grace or notice period, or any event or condition occurs that results in any Material Indebtedness to become due or otherwise accelerated. “Material Indebtedness” shall mean any obligation, debt or guaranty in an amount exceeding $50,000,000.

§5.	Remedies.

Upon the occurrence of an Event of Default, and at any time thereafter during the continuance of such Event of Default hereunder, HC Germany shall have the right to declare the entire unpaid amount of principal and interest hereunder immediately due and payable in full without presentation, demand or protest, each of which is hereby waived by Hallmark.

§6	Waivers.

§6.1 The failure by HC Germany to exercise any right or remedy available hereunder in the Event of Default shall in no event be construed as a waiver or release of the same. Likewise, HC Germany shall not, by any act or omission or commission, be deemed to waive any right hereunder unless such waiver is evidenced in writing and signed by HC Germany, and then only to the extent specifically set forth in such writing. Moreover, a waiver with respect to any one event shall not be construed as continuing or as a bar to or waiver of HC Germany’s rights or remedies with respect to any subsequent event.

§6.2 Hallmark expressly waives presentment for payment, notice of dishonor, protest, notice of protest, diligence of collection, and each other notice of any kind, and hereby consent to any number of renewals or extensions of time for payment hereof, which renewals and extensions shall not affect the liability of Hallmark.

§6.3 Hallmark hereby waives and releases all errors, defects and imperfections in any proceeding instituted by HC Germany under the terms hereof as well as all benefits that might accrue to Hallmark by virtue of any present or future laws exempting any property, real, personal or mixed, or any part of the proceeds arising from any sale of such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Hallmark agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, or any writ of execution issued thereon, may be sold upon any such writ in whole or in part or in any other manner desired by HC Germany.

§7.	Notices.

Each notice required to be given to any party hereunder shall be in writing and shall be deemed to have been sufficiently given for all purposes when sent by certified or registered mail, return receipt requested, to the party at its respective address as follows or to such other address as indicated by such party in writing:

Hallmark:	Hallmark Cards, Incorporated
2501 McGee, MD #342
Kansas City, MO 64108
ATTN: Chief Financial Officer

With a copy to:	Hallmark Cards, Incorporated
2501 McGee, MD #339
Kansas City, MO 64108
ATTN: General Counsel

HC Germany:	Hallmark Cards GmbH
c/o James Shay, Managing Director
2501 McGee, MD #342
Kansas City, MO 64108

§8.	Assignability.

This Agreement shall be binding upon and inure to the benefit of Hallmark and HC Germany and their respective successors and assigns.

§9.	Modifications.

This Note may be modified only in a writing signed by Hallmark and HC Germany. Any amendment, extension of time or any other modification shall not affect Hallmark’s obligations hereunder.

§10.	Governing Law.

This Note shall be governed by and construed according to the laws of the State of Delaware without regard to the conflict of laws provisions thereof.

§11.	Severability.

If any provision of this Note or the application thereof is declared by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall be unaffected and remain valid and enforceable to the fullest extent permitted by law.

IN WITNESS WHEREOF, the undersigned officer has executed this Note as of the day and year first above written thereby legally binding such party to the terms hereof.

HALLMARK CARDS, INCORPORATED

By:	/s/ Brian E. Gardner
Name:	Brian E. Gardner
Title:	Executive Vice President